                                                                 Exhibit (A)(1)
                           JWGENESIS FINANCIAL CORP.

                          Offer to Purchase for Cash
                  Up to 1,166,667 Shares of its Common Stock
                           At a Purchase Price, Net
                              of $30.00 Per Share


THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS EXPIRE AT 5:00 P.M., EASTERN
       TIME, ON FRIDAY, FEBRUARY 11, 2000, UNLESS THE OFFER IS EXTENDED.

   JWGenesis Financial Corp., a Florida corporation (the "Company"), hereby invites its stockholders to tender shares of its common stock, par value $0.001 per share (the "Shares"), to the Company at a price of $30.00 per Share, net to the seller in cash, without interest thereon (the "Purchase Price"), upon the terms and subject to the conditions set forth in this Offer to Purchase (the "Offer to Purchase") and in the related Letter of Transmittal (which, as amended or supplemented from time to time, together constitute the "Offer").

   The Company will, upon and subject to the conditions of the Offer, purchase up to 1,166,667 Shares (or such lesser number of Shares as are properly tendered) at the Purchase Price, representing up to 18.6% of the outstanding Shares. All Shares properly tendered and not properly withdrawn will be purchased at the Purchase Price, provided that if more than 1,166,667 Shares are validly tendered, the Company will purchase Shares on a pro rata basis. Shares not purchased because of proration will be returned. See Section 14. The Offer is not conditioned on any minimum number of Shares being tendered, but is subject to certain other conditions. See Section 6.

   The Shares are traded under the symbol "JWG" on the American Stock Exchange ("AMEX"). On January 7, 2000, the last sale price of the Shares as reported by the AMEX was $26.63 per share. Stockholders are urged to obtain current market quotations for the Shares. See Section 7.

   The Board of Directors of the Company has approved the Offer. However, neither the Company nor its Board of Directors is recommending that any stockholders tender or refrain from tendering any Shares. The Company has been advised that each of its directors and executive officers who owns Shares intends to tender Shares pursuant to the Offer using the Formulaic Number approach described in Section 1, which would result in each such person selling between 14.7% and 18.6% of his holdings (depending solely upon whether other persons exercise outstanding options before the expiration date of the Offer and tender some or all of those resulting outstanding Shares in the Offer). See Section 10. Each stockholder must decide whether to tender Shares and, if so, how many Shares to tender.

   TO PROPERLY TENDER SHARES, STOCKHOLDERS MUST COMPLETE, SIGN, AND DELIVER THE LETTER OF TRANSMITTAL.

   Questions and requests for assistance or for additional copies of this Offer to Purchase, the Letter of Transmittal, or the Notice of Guaranteed Delivery may be directed to American Stock Transfer & Trust Co. (the "Information Agent") at its address and telephone number set forth on the back cover of this Offer to Purchase.

January 10, 2000

                                   IMPORTANT

   Any stockholder wishing to tender all or any part of such stockholder's Shares should either (1) complete and sign a Letter of Transmittal (or a facsimile thereof) in accordance with the instructions in the Letter of Transmittal and in Section 1 hereof, and (a) mail or deliver such Letter of Transmittal, together with any required signature guarantee and any other required documents, to American Stock Transfer & Trust Co. (the "Depositary"), and mail or deliver the certificates for such Shares to the Depositary (together with any other documents required by the Letter of Transmittal) or
(b) tender such Shares pursuant to the procedure for book-entry transfer set forth in Section 3, or (2) request such stockholder's broker, dealer, commercial bank, trust company, or other nominee to effect the transaction for such stockholder. A stockholder having Shares registered in the name of a broker, dealer, commercial bank, trust company, or other nominee must contact such person if they desire to tender their Shares. Any stockholder who desires to tender Shares and whose certificates for such Shares are not immediately available or who cannot comply in a timely manner with the procedure for book-entry transfer, or whose other required documents cannot be delivered to the Depositary by the expiration of the Offer, must tender such Shares pursuant to the guaranteed delivery procedure set forth in Section 3.

                               TABLE OF CONTENTS

                                                                           Page
                                                                           ----
Summary..................................................................    3
Background and General...................................................    9
The Tender Offer.........................................................   11
 1. Terms of the Offer...................................................   11
 2. Purpose of the Offer; Certain Effects of the Offer...................   14
 3. Procedures for Tendering Shares......................................   16
 4. Withdrawal Rights....................................................   19
 5. Purchase of Shares and Payment of Purchase Price.....................   20
 6. Certain Conditions of the Offer......................................   21
 7. Price Range of Shares; Dividends.....................................   23
 8. Source and Amount of Funds...........................................   23
 9. Certain Information Concerning the Company...........................   23
10. Interests of Directors and Officers; Transactions and Arrangements
 Concerning Shares.......................................................   25
11. Effects of the Offer on the Market for Shares; Registration Under the
 Exchange Act............................................................   26
12. Certain Legal Matters; Regulatory Approvals..........................   27
13. Certain United States Federal Income Tax Consequences................   27
14. Extension of the Offer; Termination; Amendment.......................   29
15. Fees and Expenses....................................................   30
16. Miscellaneous........................................................   30

   THE COMPANY HAS NOT AUTHORIZED ANY PERSON TO MAKE ANY RECOMMENDATION ON BEHALF OF THE COMPANY AS TO WHETHER STOCKHOLDERS SHOULD TENDER OR REFRAIN FROM TENDERING SHARES PURSUANT TO THE OFFER. THE COMPANY HAS NOT AUTHORIZED ANY PERSON TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION IN CONNECTION WITH THE OFFER OTHER THAN THOSE CONTAINED HEREIN OR IN THE RELATED LETTER OF TRANSMITTAL. IF GIVEN OR MADE, ANY SUCH RECOMMENDATION OR ANY SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

                                    SUMMARY

   References to the "Company" refer to JWGenesis Financial Corp. The following summary contains basic information about the Offer. It may not contain all the information that is important to you. For a more complete understanding of the Offer, you should read this entire document and the documents referred to herein.

                                  The Company

   JWGenesis Financial Corp., a Florida corporation (the "Company"), is a publicly held, diversified financial services holding company engaged primarily in securities brokerage and investment banking. Its principal operating subsidiaries are JWGenesis Securities, Inc., JWGenesis Capital Markets, Inc., JWGenesis Financial Services, Inc., and JWGenesis Financial Group, Inc., all of which are owned through its wholly-owned subsidiary, JWGenesis Financial, Inc. The Company operates a full-service securities brokerage and investment banking business that offers "one-stop-shopping" for its customers and clients. The Company's activities generate revenue primarily in the form of commission and fee income, market making and principal transactions revenues, and interest income. The Company also derives revenue from corporate finance and other capital markets transactions, insurance brokerage services, and consulting services.

   While incorporated as a Florida corporation in January 1998, the Company is the successor-in-interest--by virtue of a statutory share exchange (which is similar to a merger) on June 12, 1998--to the business and operations of JWGenesis Financial, Inc., then known as JWCharles Financial Services, Inc. ("JWCFS"). JWCFS had been incorporated as a Florida corporation in December 1983. As a result of earlier acquisitions by JWCFS, a significant segment of the Company's business encompasses operations that date back to 1973.

                               Terms of the Offer

 Purchase Price........................ All Shares purchased by the Company will be purchased at the price of
                                        $30.00 per Share.

 Number of Shares...................... 1,166,667 Shares (or such lesser number of Shares as are properly
                                        tendered), subject to possible
                                        increase by the number of Shares
                                        purchased from Odd Lot Holders in
                                        excess of their pro rata amount in the
                                        event of an oversubscription of the
                                        Offer.

 How to Tender Shares.................. See Section 3. Contact the Information
                                        Agent or consult your broker for
                                        assistance.

 Proration............................. See "The Tender Offer--Terms of the
                                        Offer--Proration and Calculation of
                                        Total Shares Tendered". If the
                                        aggregate number of Shares properly
                                        tendered and not properly withdrawn
                                        exceeds 1,166,667, tendered Shares
                                        will be subject to proration.

 Brokerage Commissions................. None, for registered stockholders who tender their Shares directly to the
                                        Depositary. Stockholders holding
                                        Shares through brokers or banks are
                                        urged to consult the brokers or banks
                                        to determine whether transaction costs
                                        are applicable if stockholders tender
                                        Shares through the brokers or banks
                                        and not directly to the Depositary.

 Stock Transfer Tax.................... None, if payment is made to the registered holder of Shares.


 Expiration Date....................... Friday, February 11, 2000, at 5:00
                                        P.M., Eastern Time, unless the Offer
                                        is extended by the Company.

 Payment Date.......................... As soon as practicable after the termination of the Offer.

 Position of the Board of Directors.... The Board of Directors of the Company
                                        has approved the Offer. However, the
                                        Board of Directors is not recommending
                                        that any stockholder tender or refrain
                                        from tendering any Shares. The Company
                                        has been advised that each of its
                                        directors and executive officers who
                                        owns Shares intends to tender Shares
                                        pursuant to the Offer using the
                                        Formulaic Number approach described in
                                        Section 1, which would result in each
                                        such person selling between 14.7% and
                                        18.6% of his holdings (depending
                                        solely upon whether other persons
                                        exercise outstanding options before
                                        the expiration date of the Offer and
                                        tender some or all of these resulting
                                        outstanding Shares in the Offer). See
                                        Section 10. Each stockholder must
                                        decide whether to tender Shares and,
                                        if so, how many Shares to tender.

 Withdrawal Rights..................... Tendered Shares may be withdrawn at any time prior to 5:00 P.M., Eastern
                                        Time, on Friday, February 11, 2000,
                                        unless the Offer is extended by the
                                        Company, and, unless previously
                                        purchased, after 5:00 P.M., Eastern
                                        Time, on Monday, March 13, 2000. See
                                        Section 4.

 Odd Lots.............................. There will be no proration of Shares tendered by any stockholder owning
                                        beneficially or of record less than
                                        100 Shares, if the stockholder validly
                                        tenders all Shares owned by the
                                        stockholder and completes the section
                                        entitled "Odd Lots" in the Letter of
                                        Transmittal. See Section 1.

                    Summary Historical Financial Information

   On June 12, 1998, the Company succeeded to the business and operations of JWCFS, and acquired the business and operations of Genesis Merchant Group Securities, LLC ("Genesis"), in a combination transaction (the "Combination"). The following summary historical financial information relating to periods before June 12, 1998 is derived solely from the financial statements of JWCFS for such periods. On March 3, 1999, the Company divested Genesis in a transaction in which it nonetheless retained Genesis' corporate finance operations. While the effects of the divestiture have not been material for the Company's operations, the results of all of Genesis' operations during the period from the Combination on June 12, 1998 through December 31, 1998, are included in the following information, and have some impact on its analysis. Also, as discussed elsewhere herein, on June 1, 1999, the Company consummated the JWG Clearing Sale and ceased all securities brokerage clearing operations. See Section 9. The results of those operations are reflected in certain of the following information and have a significant impact on its analysis. See "Summary Unaudited Pro Forma Financial Information--JWG Clearing Sale."

                                   Nine Months
                               Ended September 30,     Year Ended December 31,
                              ------------------------ -----------------------
                                 1999          1998       1998        1997
                              ----------    ---------- ----------- -----------
                                    (In thousands, except share data)
Statements of Operations
 Data:
 Revenues.................... $  136,967(a) $   81,000 $   118,890 $    97,182
 Income before income taxes..     32,289(a)      5,918      11,053       9,792
 Net income..................     19,659(a)      3,552       6,632       6,103
 Net income per share
  Basic......................       3.41          0.81        1.38        1.77
  Diluted....................       3.02          0.72        1.25        1.50
 Weighted average common
  shares
  Basic......................  5,756,227     4,395,018   4,813,643   3,443,141
  Diluted....................  6,499,069     4,938,635   5,317,368   4,069,594
                                At September 30,           At December 31,
                              ------------------------ -----------------------
                                 1999          1998       1998        1997
                              ----------    ---------- ----------- -----------
                                    (In thousands, except share data)
Statements of Financial
 Condition Data:
 Cash and cash equivalents... $   57,399    $   12,709 $    16,978 $    11,512
  Total assets...............    102,865       174,570     180,394     140,732
  Short-term borrowings from
   banks.....................        --         38,101      16,988      29,423
  Notes payable to
   affiliates................        --            --          --        5,113
  Total liabilities..........     33,684       130,042     130,125     116,066
  Total stockholders'
   equity....................     69,181        44,528      50,269      24,666
 Book value per share........      11.62          8.39        9.14        6.68

----------------
(a) Includes one-time gains in revenues, income before income taxes, and net income of $24 million, $20 million, and $12 million, respectively, related to the sale of JWG Clearing.

    Summary Unaudited Pro Forma Financial Information--JWG Clearing Sale and
                                  Divestiture

   As discussed elsewhere herein, on June 1, 1999, the Company consummated the sale of all the stock of its wholly-owned subsidiary JWGenesis Clearing Corp. ("JWG Clearing") (the "JWG Clearing Sale"), prior to which the Company transferred to one or more of its other subsidiaries all operations, assets, and personnel of JWG Clearing that were not part of the securities clearing and execution services business of JWG Clearing. As part of the sale, the Company ceased and discontinued all such services. See Section 9. Also, on March 3, 1999, the Company consummated a series of transactions (the "Divestiture") pursuant to which it divested Genesis' brokerage processing services and related San Francisco-based operations and retained only the corporate finance operations of Genesis.

   The following unaudited pro forma statement of operations data gives effect to the JWG Clearing Sale and the Divestiture as if they had occurred on December 31, 1998. This unaudited pro forma financial information is presented for informational purposes only, and is not necessarily indicative of the financial position or results of operations that would have occurred, nor is it necessarily indicative of future financial conditions or operating results. In each case, this summary unaudited pro forma financial information should be read in conjunction with the Company's historical financial information above and as referenced in Section 9.

                                         Nine Months Ended September 30, 1999
                                                      (unaudited)
                                        ---------------------------------------
                                        The Company    Adjustments
                                        As Reported and Eliminations Pro Forma
                                        ----------- ---------------- ----------
                                         (in thousands of dollars, except per
                                                     share amounts)
Statement of Operations Data:
Revenues............................... $  136,967      $(39,376)    $   97,591
Expenses...............................    104,678       (17,010)        87,668
                                        ----------      --------     ----------
Income (loss) before income taxes......     32,289       (22,366)         9,923
Provision (benefit) for income taxes...     12,630        (8,749)         3,881
                                        ----------      --------     ----------
                                        $   19,659      $(13,618)    $    6,041
                                        ==========      ========     ==========
Net income per common share
  Basic................................ $     3.41      $    --      $     1.06
  Diluted.............................. $     3.02      $    --      $     0.94
Weighted average common shares
  Basic................................  5,756,000       (47,000)     5,709,000
  Diluted..............................  6,499,000       (47,000)     6,452,000

    Summary Unaudited Pro Forma Financial Information--JWG Clearing Sale and
                            Divestiture (continued)

   The following unaudited pro forma statement of operations data gives effect to the JWG Clearing Sale and the Divestiture as if they had occurred on December 31, 1997. This unaudited pro forma financial information is presented for informational purposes only, and is not necessarily indicative of the financial position or results of operations that would have occurred, nor is it necessarily indicative of future financial conditions or operating results. In each case, this summary unaudited pro forma financial information should be read in conjunction with the Company's historical financial information above and as referenced in Section 9.

                                             Year Ended December 31, 1998
                                        ---------------------------------------
                                        The Company    Adjustments
                                        As Reported and Eliminations Pro Forma
                                        ----------- ---------------- ----------
                                         (in thousands of dollars, except per
                                                     share amounts)
Statement of Operations Data:
Revenues............................... $  118,890      $(31,721)    $   87,169
Expenses...............................    107,837       (31,191)        76,646
                                        ----------      --------     ----------
Income (loss) before income taxes......     11,053          (530)        10,523
Provision (benefit) for income taxes...      4,421          (198)         4,223
                                        ----------      --------     ----------
Net income (loss)...................... $    6,632      $   (332)    $    6,300
                                        ==========      ========     ==========
Net income per common share
  Basic................................ $     1.38           --      $     1.21
  Diluted.............................. $     1.25           --      $     1.11
Weighted average common shares
  Basic................................  4,814,000       383,000      5,197,000
  Diluted..............................  5,317,000       383,000      5,700,000

        Summary Unaudited Pro Forma Financial Information--Tender Offer

   The following unaudited pro forma statement of operations data of the Company for the nine months ended September 30, 1999 gives effect to the Offer, assuming all 1,166,667 Shares were purchased by the Company as of January 1, 1999, and the following unaudited pro forma statement of financial condition data gives effect to the Offer, assuming all 1,166,667 Shares were purchased by the Company at September 30, 1999. All such data assume no exercise of any outstanding options since September 30, 1999. This summary unaudited pro forma financial information should be read in conjunction with the Company's historical financial information above.

   The Company presents this unaudited pro forma financial information for information purposes only. It does not necessarily indicate the financial position or operating results that would have occurred if all 1,166,667 Shares were purchased by the Company as of the dates indicated, nor does it necessarily indicate the Company's future operating results or financial condition.

                                          Nine Months Ended September 30, 1999
                                         --------------------------------------
                                                      Adjustments
                                         Historical and Eliminations Pro Forma
                                         ---------- ---------------- ----------
                                           (in thousands, except share data)
Pro Forma Statement of Operations Data:
 Net income............................. $   19,659    $     (801)   $   18,858
 Earnings per common share
  Basic.................................       3.41           --           4.10
  Diluted...............................       3.02           --           3.54

 Number of shares outstanding:
  Basic.................................  5,756,227     1,166,667     4,589,560
  Diluted...............................  6,499,069     1,166,667     5,332,402

                                                 At September 30, 1999
                                         -------------------------------------
                                                      Adjustments
                                         Historical and Eliminations Pro Forma
                                         ---------- ---------------- ---------
                                           (in thousands, except share data)
Pro Forma Statement of Financial
 Condition Data:
 Total assets...........................  $102,865      $(35,100)     $67,765
 Cash and cash equivalents..............    57,399       (35,100)      22,299
 Total liabilities......................    33,684           --        33,684
 Total stockholders' equity.............    69,181       (35,100)      34,081
 Book value per share...................     11.62           --          7.12

                            BACKGROUND AND GENERAL

   JWGenesis Financial Corp., a Florida corporation (the "Company"), invites its stockholders to tender shares of its common stock, par value $0.001 per share (the "Shares"), to the Company at a price of $30.00 per Share, net to the seller in cash, without interest thereon (the "Purchase Price"), upon the terms and subject to the conditions set forth in this Offer to Purchase (the "Offer to Purchase") and in the related Letter of Transmittal (which, as amended or supplemented from time to time, together constitute the "Offer"). The Company will, upon and subject to the conditions of the Offer, purchase up to 1,166,667 Shares (or such lesser number of Shares as are properly tendered) at the Purchase Price. All Shares properly tendered and not properly withdrawn will be purchased, provided that if more than 1,166,677 Shares are validly tendered, the Company will purchase the Shares on a pro rata basis. Shares not purchased because of proration will be returned.

Reasons for the Offer

   On June 1, 1999, the Company sold its operating subsidiary JWGenesis Clearing Corp. ("JWG Clearing") to Fiserv Clearing, Inc. ("Fiserv Clearing") for approximately $59 million in cash, which represented a premium of approximately $40 million to JWG Clearing's book value. JWG Clearing had functioned primarily as the Company's securities clearing, execution, and back office service unit, and the Company had determined that it was not in its long-term best interest to remain in that business. The substantial amount of cash received from the sale exceeds the amount required for the normal operation of the Company's business. The Company used a portion of the cash to repay debt, pay incentive bonuses, participate in the mvp.com venture (as further discussed herein), and to pay income taxes; however, management believed that the Company had approximately $35 million of excess cash that it needed to employ efficiently and effectively in order to produce returns on equity and earnings per share at the levels desired by the Company.

   The Company considered various alternatives for utilizing the excess capital resulting from the sale, including potential acquisition and joint venture opportunities. However, no opportunities were available that management believed would enhance value for the Company's stockholders. Since the sale of JWG Clearing, the Company's senior management has explored various possibilities for utilizing the excess capital to deliver value to the stockholders, if no suitable acquisition or other company-level opportunity was identified. Management considered a possible special cash dividend to the stockholders, but the automatic federal income taxation of such a dividend as ordinary income to the stockholders would have made it unattractive for many of the stockholders in comparison to other possible options. Management also considered an open-market repurchase program by the Company, which would permit stockholders whose Shares were purchased over the course of such a program to be taxed on any gain at capital gains rates. However, the relatively low volume of trading in the Shares, together with the limitations and strict requirements under applicable securities laws for an open-market repurchase program, would not have permitted the Company to purchase the target number of Shares on the desired timetable. Management determined that a tender offer would provide the best opportunity for the Company to utilize the amount of cash, within the time frame that the Company desired, in a transaction structure that would treat all of its stockholders who choose to participate on an equal basis (without regard to possible fluctuations in trading volumes and prices for the Shares in day-to-day trading on the AMEX) and also that would, if certain conditions are met, provide an opportunity for the gain realized by the stockholders whose Shares are purchased to be taxed at capital gains rates (which would be more favorable rates for many stockholders) rather than at ordinary income rates that would apply to a cash dividend. While there is no assurance that the conditions necessary for such capital gains tax treatment will be met, as discussed in Section 13, management believed that the likelihood that such conditions might be met was sufficiently high to recommend a tender offer transaction to the Board of Directors.


   On December 14, 1999, the Company's Board of Directors approved the Offer and authorized the Company to proceed with its commencement, granting authority to the Company's Chairman and Vice Chairman to select the ultimate dates for commencement and expiration of the Offer and to set the final pricing terms in light of trading price information immediately preceding commencement of the Offer. On January 10, 2000, the Company's Chairman and Vice Chairman set the final terms of the Offer.

   The Company believes that the Offer will result in a balance sheet and capital structure more consistent with the size and volume of the Company's current operations, including its corporate finance, capital markets, and underwriting activities, and will have the effect of increasing return on equity and earnings per share, assuming continuing profitability at approximately current levels. The Company also believes that the use of funds for the Offer will have no material impact on its ability to continue its corporate finance, capital markets, and underwriting activities at current levels and to expand such activities if attractive opportunities arise in the foreseeable future. The Company's Board of Directors also believes that the Company's financial condition and outlook, as well as current market conditions (including recent trading prices of the Common Stock), make this an attractive time for the Company to repurchase a portion of the Shares.

   The Offer provides stockholders who are considering a sale of all or a portion of their Shares with the opportunity to sell those Shares for cash, at a price close to recent market prices, without the usual transaction costs associated with open market sales and without the risk that an attempt to sell a significant number of Shares might depress the market prices for Shares prevailing prior to the announcement of the Offer. The Offer also allows stockholders to sell a portion of their Shares while retaining a continuing equity interest in the Company. Stockholders who determine not to accept the Offer will realize a proportionate increase in their relative equity interest in the Company, and thus in the Company's future earnings and assets, subject to the Company's right to issue additional Shares and other equity securities.

   In determining whether to tender Shares pursuant to the Offer, stockholders should consider the possibility that they may be able to sell their Shares in the future on the AMEX or otherwise, including in connection with a sale of the Company, at a net price higher than the Purchase Price. See Section 7. The Company can give no assurance, however, as to the price at which a stockholder may be able to sell non-tendered Shares in the future.

Forward-Looking Statements

   Certain statements and information contained in this Offer to Purchase, including, but not limited to, Sections 2 and 9, may be "forward-looking statements" under the Private Securities Litigation Reform Act of 1995. Those statements involve numerous risks and uncertainties. Typically, such information or statements contain the words "believes", "anticipates", "intends", "expects", or similar words. In any event, any information or statements made in this Offer to Purchase that are not statements of historical fact are forward-looking statements. Such forward-looking statements in this Offer to Purchase, and others that the Company or its representatives make, are based on a number of assumptions and involve risks and uncertainties. Consequently, actual results could differ materially. For information as to the factors which could cause such results to differ, see "Certain Matters Regarding Forward Looking Statements" in the Company's Annual Report on Form 10-K for the year ended December 31, 1998. See "Background and General--Additional Information."

Additional Information

   The Company is subject to the informational filing requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports and other information with the Commission relating to its business, financial condition and other matters. Information, as of particular dates, concerning the Company's directors and officers, their remuneration, options granted to them, the principal holders of the Company's securities and any material interest of such persons in transactions with the Company is required to be disclosed in proxy statements distributed to the Company's stockholders and filed with the Commission. Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 2120, Washington, D.C. 20549; at its regional offices located at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and 7 World Trade Center, New York, New York 10048. Copies of such material may also be obtained by mail, upon payment of the Commission's customary charges, from the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. The Commission also maintains a web site on the Internet at http://www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that file electronically with the Commission.

                               THE TENDER OFFER

1.Terms of the Offer

   The Company invites its stockholders to tender Shares to the Company at the Purchase Price of $30.00 per Share, upon the terms and subject to the conditions set forth herein and in the related Letter of Transmittal. The Company will, upon and subject to the conditions of the Offer, purchase up to 1,166,667 Shares (or such lesser number of Shares as are properly tendered) at the Purchase Price. All Shares properly tendered and not properly withdrawn will be purchased, provided that if more than 1,166,667 Shares are validly tendered, the Company will purchase the Shares on a pro rata basis. Shares not purchased because of proration will be returned.

   This Offer to Purchase and the related Letter of Transmittal is being mailed to record holders of the Shares, and is being furnished to brokers, banks, and similar persons whose names, or the names of whose nominees, appear on the Company's stockholder list or, if applicable, who are listed as participants in a clearing agency's security position listing for subsequent transmittal to beneficial owners of Shares.

   General. Upon the terms and subject to the conditions of the Offer, the Company will purchase 1,166,667 Shares (the "Maximum Purchase Amount") or such lesser number of Shares as are properly tendered (and not properly withdrawn in accordance with Section 4) prior to the Expiration Date (as defined below) at $30.00 per Share, net to the seller in cash, without interest thereon. If a number of Shares exceeding the Maximum Purchase Amount is properly tendered and not properly withdrawn by the Expiration Date (an "Oversubscription"), the purchase of Shares by the Company will be subject to proration, with the possible exception of certain Odd Lot situations as discussed below.

   THE OFFER IS NOT CONDITIONED ON THE TENDER OF ANY MINIMUM NUMBER OF SHARES, BUT IS SUBJECT TO CERTAIN OTHER CONDITIONS. SEE SECTION 6.

   Shares properly tendered pursuant to the Offer and not properly withdrawn will be purchased upon the terms and subject to the conditions of the Offer, including the proration provisions. All Shares tendered and not purchased pursuant to the Offer, including Shares not purchased because of proration, will be returned to the tendering stockholders at the Company's expense as promptly as practicable following the Expiration Date.

   Tendering stockholders who hold Shares in their own name and who tender their Shares directly to the Depositary will not be obligated to pay brokerage commissions, solicitation fees or, subject to Instruction 7 of the Letter of Transmittal, stock transfer taxes on the purchase of Shares by the Company pursuant to the Offer. Stockholders holding Shares through brokers or banks are urged to consult the brokers or banks to determine whether transaction costs are applicable if stockholders tender Shares through the brokers or banks and not directly to the Depositary. HOWEVER, ANY TENDERING STOCKHOLDER OR OTHER PAYEE WHO FAILS TO COMPLETE, SIGN, AND RETURN TO THE DEPOSITARY THE SUBSTITUTE FORM W-9 THAT IS INCLUDED AS PART OF THE LETTER OF TRANSMITTAL MAY BE SUBJECT TO REQUIRED FEDERAL INCOME TAX BACKUP WITHHOLDING OF 31% OF THE GROSS PROCEEDS PAYABLE TO THE TENDERING STOCKHOLDER OR OTHER PAYEE PURSUANT TO THE OFFER. SEE SECTION 3. The Company will pay all fees and expenses, incurred in connection with the Offer, of American Stock Transfer & Trust Co., in its roles as the Depositary and Paying Agent and the Information Agent. See
Section 15.

   "Expiration Date" means 5:00 P.M., Eastern Time, on Friday, February 11, 2000, unless and until the Company, in its sole discretion, shall have extended the period of time during which the Offer will remain open, in which event the term "Expiration Date" shall refer to the latest time and date at which the Offer, as so extended by the Company, shall expire. If (a) (i) the Company increases the price to be paid for Shares above $30.00 per Share or decreases the price to be paid for Shares below $30.00 per Share, (ii) the Company increases the number of Shares being sought in the Offer, or (iii) the Company decreases the number of Shares being sought, and (b) the Offer is scheduled to expire at any time earlier than the expiration of a period ending on the tenth business day from, and including, the date that notice of such increase or decrease is first published, sent, or given in the manner specified in Section 14, then the Offer will be extended until the expiration of such period of ten business days. See Section 14 for a description of the Company's right to extend, delay, terminate, or amend the Offer.

   Priority of Purchases. If there is an Oversubscription of the Offer--that is, more than the Maximum Purchase Amount has been properly tendered and not properly withdrawn prior to the Expiration Date--the Company will purchase properly tendered Shares on the basis set forth below:

      (a) first, all Shares properly tendered and not properly withdrawn prior to the Expiration Date by any Odd Lot Holder (as defined below) who:

        (1) tenders all Shares owned beneficially or of record by such Odd Lot Holder (tenders of less than all the Shares owned by such Odd Lot Holder will not qualify for this preference), and

        (2) completes the section entitled "Odd Lots" in the Letter of Transmittal and, if applicable, in the Notice of Guaranteed Delivery; and

      (b) second, after the purchase of all of the foregoing Shares, all other Shares properly tendered and not properly withdrawn prior to the Expiration Date, on a pro rata basis (with appropriate adjustments to avoid purchases of fractional Shares), as described below. The Company may increase the number of Shares purchased above the Maximum Purchase Amount by the number of Shares from Odd Lot Holders that exceeds the amount that would have been purchased from such holders on a pro rata basis.

Provided, however, that the Company will not make any purchases of Odd Lots in their entirety as described in clause (a) if, as a direct result thereof, the Company is aware that any corporate United States Holder (as defined in Section 13) from whom Shares are purchased would not experience a net decrease in such corporate United States Holder's percentage ownership of the outstanding Shares immediately following the consummation of the Offer.

   The Company also reserves the right, but will not be obligated, to purchase all Shares duly tendered by any stockholder who tenders any Shares beneficially owned and who, as a result of proration, would then beneficially own an aggregate of fewer than 100 Shares; provided, however, that the Company will not make such purchases if, as a direct result thereof, the Company is aware that any corporate United States Holders from whom Shares are purchased would not experience a net decrease in such corporate United States Holder's percentage ownership of the outstanding Shares immediately following the consummation of the Offer.

   Odd Lots. For purposes of the Offer, an "Odd Lot" means an aggregate of fewer than 100 Shares. An "Odd Lot Holder" refers to a person who owns, beneficially or of record, an Odd Lot of Shares, and so certifies in the appropriate place in the Letter of Transmittal and, if applicable, in the Notice of Guaranteed Delivery, and properly tenders and does not properly withdraw all such Shares in the Offer. As described above, Odd Lots may be accepted for payment before proration, if any, of the purchase of other tendered Shares. The preference for Odd Lot Holders in the event of an Oversubscription will not be available to partial tenders or to beneficial or record holders of an aggregate of 100 or more Shares, even if these holders have separate accounts or certificates representing fewer than 100 Shares.

   By accepting the Offer, an Odd Lot Holder who holds Shares in its name and tenders its Shares directly to the Depositary would not only avoid the payment of brokerage commissions, but also would avoid any applicable odd lot discounts in a sale of the holder's Shares in the open market.

   Proration and Calculation of Total Shares Tendered. If there is an Oversubscription of the Offer--that is, more than the Maximum Purchase Amount has been properly tendered and not properly withdrawn prior to the Expiration Date--Shares will be accepted subject to proration based on the respective numbers of Shares so tendered by stockholders. The Company will determine the number of Shares properly tendered and the applicable proration factor as soon as practicable following the Expiration Date.

   In Box A of the Letter of Transmittal, stockholders are given the option to tender either (a) a specific and definite number of Shares (in the aggregate, the "Definite Amount") or (b) a formulaic number of Shares (the "Formulaic Number") that will yield, including in the event of an Oversubscription, a specific percentage of the Shares that they own (the "Target Tender Percentage"), relative to the number of total Shares outstanding, on the Expiration Date, as the number of Shares (the "Target Tender Amount") to be accepted for payment. Stockholders electing to tender a Formulaic Number of their Shares must complete the portions of Box A of the Letter of Transmittal that indicate the total number of Shares owned by such stockholder. Each stockholder electing to tender a Formulaic Number of Shares must also authorize and permit the Company to confirm the information concerning his or her total ownership of Shares in Box A of the Letter of Transmittal.

   If all stockholders were to tender all of their Shares, the Offer would be oversubscribed and, excluding the effect of Odd Lot Holders, the proration factor (a) would be 18.6% of both the number of Shares tendered and the number of Shares outstanding (the latter as of January 7, 2000, assuming no exercise of any stock options or warrants or other rights for the purchase of Shares that are presently exercisable or that will be exercisable prior to the Expiration Date of the Offer ("Immediately Exercisable Options")), (b) would be 14.7% assuming the exercise of all Immediately Exercisable Options and the tender of all the resulting outstanding Shares, or (c) would be between 14.7% and 18.6% if some but not all Immediately Exercisable Options were exercised and all of those resulting outstanding Shares were tendered. In order to permit any and all stockholders to have that percentage of their Shares accepted for payment in the event of such an Oversubscription, without having to tender all of their Shares in order to protect against a proration factor that applicable provisions under Rule 13e-4(f) require be based on the number of Shares each person tenders (as opposed to owns), the Company has devised the Formulaic Number approach for tendering Shares, based on 18.6% as the Target Tender Percentage.

   Accordingly, calculating the number of Shares tendered may require a two-step process. In the first step, the Shares properly tendered by specific number will be totaled to derive the Definite Amount, and the Definite Amount will be added to the preliminary number of Shares properly tendered by the Formulaic Number approach, using for that purpose 18.6% as the Target Tender Percentage to determine the Target Tender Amount of Shares deemed to be tendered by stockholders using the Formulaic Number approach. If that sum is equal to or less than the Maximum Purchase Amount, there will be no Oversubscription, and all such Shares can be accepted for payment. However, if that sum is greater than the Maximum Purchase Amount, there will be an Oversubscription, and a second step will be applied to calculate the number of Shares deemed to be tendered. In the second step, the aggregate number of Shares deemed to be properly tendered by the Formulaic Number approach will be equal to the Target Tender Amount divided by a fraction, the numerator of which is equal to the Maximum Purchase Amount minus the Target Tender Amount, and the denominator of which is equal to the Definite Amount; provided, however, that the maximum number of Shares deemed to be tendered by any stockholder using the Formulaic Number approach would be the total number of Shares owned by that stockholder.

   Because of the difficulty in determining the number of Shares properly tendered (including Shares tendered by guaranteed delivery procedures, as described in Section 3) and not properly withdrawn, and because of the Odd Lot procedure, the Company does not expect that it will be able to announce the final proration factor or commence payment for any Shares purchased pursuant to the Offer until approximately seven business days after the Expiration Date. The preliminary results of the Offer will be announced by press release as promptly as practicable after the Expiration Date. Stockholders may obtain preliminary information, including about possible proration calculations, from the Information Agent.

   As described in Section 13, the number of Shares that the Company will purchase from a stockholder pursuant to the Offer may affect the federal income tax consequences to the stockholder of such purchase and, therefore, may be relevant to a stockholder's decision whether to tender Shares. Each stockholder should consult his or her own tax advisor as to the particular federal income tax consequences to that stockholders of tendering Shares pursuant to the Offer, and the applicability and effect of any state, local, or foreign tax laws and recent changes in applicable tax laws.

   Additional Matters Concerning the Formulaic Number Approach. If, between January 7, 2000 and the Expiration Date, no additional Shares have been issued that might be tendered pursuant to the Offer, then stockholders properly tendering Shares pursuant to the Formulaic Number approach will have accepted for payment 18.6% of their total number of Shares owned, regardless of the number of Shares tendered by other persons. However, if additional Shares were to be issued (whether as a result of the exercise of Immediately Exercisable Options or otherwise) and properly tendered, that percentage could be reduced as a result. Because the Company does not contemplate the issuance of any additional Shares before the Expiration Date (other than pursuant to the possible exercise by persons of Immediately Exercisable Options), the lowest amount to which the percentage of the total number of Shares owned by stockholders using the Formulaic Number approach would be reduced for acceptance pursuant to the Offer is 14.7%.

   In deciding whether to use the Formulaic Number approach, stockholders should consider carefully the following matters:

  . If there is not an Oversubscription, the Formulaic Number approach would result in the stockholder having tendered (and being paid for) only 18.6% of the stockholder's total number of Shares owned. If a stockholder desires an opportunity to have more than that percentage of its Shares accepted and paid for in the Offer, that stockholder should not use the Formulaic Number approach.

  . On the other hand, if there is an Oversubscription, the Formulaic Number approach will result in a stockholder being paid for the maximum possible number of its Shares as a result of required proration, without the stockholder having to tender a larger number of its Shares than it actually wants to be accepted in order to guard against the effect of proration if there is an Oversubscription.

  . If a stockholder were to tender more Shares than it actually wants to be accepted (in an effort to guard against the effect of proration), and there is not an Oversubscription, then the Company would be entitled to accept all of the tendered Shares that are not properly withdrawn before the Expiration Date.

  . If a stockholder simply desires to maximize the number of its Shares that are accepted and paid for in the Offer, then such stockholder should not use the Formulaic Number approach, but should tender by specific number all of that stockholder's Shares; recognizing that, if there is not an Oversubscription, then all of that Stockholder's Shares could be accepted and paid for by the Company, and the person would no longer own any Shares in the Company.

2. Purpose of the Offer; Certain Effects of the Offer

   The Offer provides stockholders who are considering a sale of all or a portion of their Shares with the opportunity to sell those Shares for cash, at a price close to recent market prices, without the usual transaction costs associated with open market sales and without the risk that an attempt to sell a significant number of Shares might depress the market prices for Shares prevailing prior to the announcement of the Offer. In addition, Odd Lot Holders who hold Shares in their names and tender their Shares directly to the Depositary (and whose Shares are thereafter purchased pursuant to the Offer) not only will avoid the payment of brokerage commissions, but also will avoid any applicable odd lot discounts payable on a sale of their Shares in an AMEX transaction. The Offer also allows stockholders to sell a portion of their Shares while retaining a continuing equity interest in the Company. Stockholders who determine not to accept the Offer will realize a proportionate increase in their relative equity interest in the Company, and thus in the Company's future earnings and assets, subject to the Company's right to issue additional Shares and other equity securities.

   As discussed earlier, the Company believes that, as a result of its June 1, 1999 sale of JWG Clearing, it has approximately $35 million of excess cash that it has not been able, and may not be able for the foreseeable future, to employ efficiently and effectively to produce returns on equity and earnings per share at the levels desired by the Company. See "Background and General--Reasons for the Offer". The Company considered various alternatives for utilizing the excess capital resulting from the sale, including potential acquisition and joint venture opportunities; however, no suitable opportunities were available that management believed would enhance value for the Company's stockholders. Management subsequently determined that an issuer tender offer provided the best opportunity for the

Company to utilize such excess cash, within the time frame that the Company desires, in a transaction structure that would treat all of its stockholders who choose to participate on an equal basis (without regard to possible fluctuations in trading volumes and prices for the Shares in day-to-day trading on the AMEX) and also that would, if certain conditions are met, provide an opportunity for the gain realized by the stockholders whose Shares are purchased to be taxed at capital gains rates (which would be more favorable rates for many stockholders) rather than at ordinary income rates that would apply to a cash dividend. There is no assurance, however, that the conditions necessary for such capital gains tax treatment will be met. See Section 13.

   The Company is making this Offer because it believes the purchase of Shares at the Purchase Price will (a) provide value to its stockholders; (b) reconfigure the Company's balance sheet to provide a higher return on equity; and (c) afford to those stockholders who desire liquidity an opportunity to sell a significant amount of Shares at a price close to recent market prices and without the usual transaction costs associated with open market sales. See "Background and General--Reasons for the Offer". The Company believes that the Offer will result in a capital structure more consistent with the size and volume of the Company's current operations, including its corporate finance, capital markets, and underwriting activities, and will have the effect of increasing return on equity and earnings per share, assuming continuing profitability at approximately current levels. The Company also believes that the use of funds for the Offer will have no material impact on its ability to continue its corporate finance, capital markets, and underwriting activities at current levels and to expand such activities if attractive opportunities arise in the foreseeable future.

   The funds required to complete the Offer and pay related expenses will be provided from cash available as a result of the sale of JWG Clearing. The Offer is not subject to the Company's receipt of financing. See Section 8.

   THE BOARD OF DIRECTORS OF THE COMPANY HAS APPROVED THE OFFER. HOWEVER, THE BOARD OF DIRECTORS MAKES NO RECOMMENDATION TO STOCKHOLDERS AS TO WHETHER TO TENDER OR REFRAIN FROM TENDERING THEIR SHARES, AND NO PERSON IS AUTHORIZED TO MAKE ANY SUCH RECOMMENDATION ON BEHALF OF THE COMPANY. THE COMPANY HAS BEEN ADVISED THAT EACH OF ITS DIRECTORS OR EXECUTIVE OFFICERS WHO OWNS SHARES INTENDS TO TENDER SHARES PURSUANT TO THE OFFER USING THE FORMULAIC NUMBER APPROACH, WHICH WOULD RESULT IN SUCH PERSON SELLING BETWEEN 14.7% AND 18.6% OF HIS HOLDINGS (DEPENDING SOLELY UPON WHETHER OTHER PERSONS EXERCISE OUTSTANDING OPTIONS BEFORE THE EXPIRATION DATE AND TENDER SOME OR ALL OF THE RESULTING OUTSTANDING SHARES IN THE OFFER. SEE SECTION 10. STOCKHOLDERS ARE URGED TO EVALUATE CAREFULLY ALL INFORMATION IN THE OFFER, CONSULT WITH THEIR OWN INVESTMENT AND TAX ADVISORS, AND MAKE THEIR OWN DECISIONS WHETHER TO TENDER SHARES AND, IF SO, HOW MANY SHARES TO TENDER.

   The Company may in the future purchase additional Shares on the open market, in private transactions, through tender offers, or otherwise, subject to the approval of the Board of Directors. However, Rule 13e-4 under the Exchange Act prohibits the Company and its affiliates from purchasing any Shares, other than pursuant to the Offer, until at least ten business days after the Expiration Date. Any possible future purchases by the Company will depend on many factors, including the market price of the Shares, the results of the Offer, the Company's business and financial position, and general economic and market conditions.

   Shares that the Company acquires pursuant to the Offer will cease to be outstanding for any purpose, and will be canceled and restored to the status of authorized but unissued, so that they thereafter will be available for the Company to issue in accordance with routine corporate and other legal requirements for any and all lawful corporate purposes, such as the exercise of options, the acquisition of other businesses, the raising of additional capital for use in the Company's business, and the satisfaction of obligations under existing or future employee benefit plans. The Company has no current plans for the issuance of Shares repurchased pursuant to the Offer by the Company; however, any such issuance (except as required by applicable law or the rules applicable to companies with shares traded on the AMEX or any other securities exchange on which the Shares may be listed) would not require approval by the stockholders.

   Except as disclosed in this Offer to Purchase, the Company currently has no plans or proposals that relate to or would result in (a) the acquisition by any person of additional securities of the Company or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Company; (e) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company; (f) any other material change in the Company's corporate structure or business; (g) any change in the Company's Amended and Restated Articles of Incorporation or Bylaws or other actions that may impede the acquisition of control of the Company by any person; (h) a class of equity security of the Company being delisted from a national securities exchange or ceasing to be authorized for quotation in an inter-dealer quotation system of a registered national securities association; (i) a class of equity security of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) the suspension of the Company's obligation to file reports pursuant to Section 15(d) of the Exchange Act.

3. Procedures for Tendering Shares

   Proper Tender of Shares. For Shares to be tendered properly pursuant to the Offer, (a) the certificates for such Shares (or confirmation of receipt of such Shares pursuant to the procedure for book-entry transfer set forth below), together with a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile thereof), including any required signature guarantees, and any other documents required by the Letter of Transmittal, must be received prior to 5:00 P.M., Eastern Time, on the Expiration Date by the Depositary at its address set forth on the back cover of this Offer to Purchase, or (b) the tendering stockholder must comply with the guaranteed delivery procedure set forth below. Certificates for Shares, together with a properly completed Letter of Transmittal and any other documents required by the Letter of Transmittal, must be delivered to the Depositary and not to the Company. Any such documents delivered to the Company might not be forwarded to the Depositary and, if not, will not be deemed to be properly tendered.

   In Box A of the Letter of Transmittal, stockholders will be given the option to tender either (a) a specific and definite number of Shares or (b) a Formulaic Number that will yield, in the event of an Oversubscription, the Target Tender Amount for such stockholders (that is, between 14.7% and 18.6% of the respective total numbers of Shares owned by such stockholders). Each stockholder electing to tender a Formulaic Number of Shares must complete the portion of Box A of the Letter of Transmittal that indicates the total number of Shares owned by such stockholder and grant the Company access to information about the stockholder's beneficial ownership of Shares in order for the Company to confirm such total number.

   A stockholder who owns an "Odd Lot" of Shares, and who seeks to qualify for the preferential treatment available to Odd Lot Holders in the event of an Oversubscription of the Offer as discussed in Section 1, must tender all such Shares and must complete the section captioned "Odd Lots" in the Letter of Transmittal and, if applicable, in the Notice of Guaranteed Delivery.

   Stockholders who hold Shares through brokers or banks are urged to consult such brokers or banks to determine whether transaction costs are applicable if stockholders tender shares through such brokers or banks and not directly to the Depositary.

   Signature Guarantees and Method of Delivery. If a certificate for Shares is registered in the name of a person other than the person executing a Letter of Transmittal, or if payment is to be made, or Shares not purchased or tendered are to be issued, to a person other than the registered holder, then the certificate must be endorsed or accompanied by an appropriate stock power, in either case, signed exactly as the name of the registered holder appears on the certificate, with the signature guaranteed by an Eligible Institution (as defined below). No signature guarantee is required if: (a) the Letter of Transmittal is signed by the registered holder of the Shares (which term, for purposes of this Section 3, shall include any participant in The Depository Trust Company (the "Book-Entry Transfer Facility") whose name appears on a security position listing as the owner of the Shares) tendered therewith and such holder has not completed either the box entitled "Special Delivery

Instructions" or the box entitled "Special Payment Instructions" on the Letter of Transmittal; or (b) Shares are tendered for the account of a bank, broker, dealer, credit union, savings association, or other entity that is a member in good standing of the Securities Transfer Agents Medallion Program or a bank, broker, dealer, credit union, savings association, or other entity that is an "eligible guarantor institution," as such term is defined in Rule 17Ad-15 under the Exchange Act (each of the foregoing constituting an "Eligible Institution"). See Instruction 1 of the Letter of Transmittal.

   In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of certificates for such Shares (or a timely confirmation of the book-entry transfer of the Shares into the Depositary's account at the Book-Entry Transfer Facility as described above), a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile thereof), and any other documents required by the Letter of Transmittal. The method of delivery of all documents, including certificates for Shares, the Letter of Transmittal and any other required documents, is at the election and risk of the tendering stockholder. If delivery is made by mail, then registered mail with return receipt requested, properly insured, is recommended.

   Book-Entry Delivery. The Depositary will establish an account with respect to the Shares for purposes of the Offer at the Book-Entry Transfer Facility within two business days after the date of this Offer to Purchase, and any financial institution that is a participant in the Book-Entry Transfer Facility's system may make book-entry delivery of the Shares by causing the Book-Entry Transfer Facility to transfer Shares into the Depositary's account in accordance with the Book-Entry Transfer Facility's procedures for transfer. Although delivery of Shares may be effected through a book-entry transfer into the Depositary's account at the Book-Entry Transfer Facility, either (a) a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile thereof) with any required signature guarantees and any other required documents must, in any case, be transmitted to and received by the Depositary at its address set forth on the back cover of this Offer to Purchase prior to the Expiration Date, or (b) the guaranteed delivery procedure described below must be followed. Delivery of the Letter of Transmittal and any other required documents to the Book-Entry Transfer Facility does not constitute delivery to the Depositary.

   Federal Income Tax Backup Withholding. Under the federal income tax backup withholding rules, unless an exemption applies under the applicable law and regulations, 31% of the gross proceeds payable to a stockholder or other payee pursuant to the Offer must be withheld and remitted to the Internal Revenue Service ("IRS"), unless the stockholder or other payee provides its taxpayer identification number (employer identification number or social security number) to the Depositary (as payor) and certifies under penalties of perjury that such number is correct. Therefore, each tendering stockholder should complete and sign the Substitute Form W-9 included as part of the Letter of Transmittal so as to provide the information and certification necessary to avoid backup withholding unless such stockholder otherwise establishes to the satisfaction of the Depositary that the stockholder is not subject to backup withholding. If the Depositary is not provided with the correct taxpayer identification number, the United States Holder (as defined in Section 13 herein) may be subject to penalties imposed by the IRS. If withholding results in an overpayment of taxes, a refund may be obtained. Certain "exempt recipients" (including, among others, all corporations and certain Non-United States Holders (as defined in Section 13 herein)) are not subject to these backup withholding and information reporting requirements. In order for a Non-United States Holder to qualify as an exempt recipient, that stockholder must submit an IRS Form W-8 or a Substitute Form W-8, signed under penalties of perjury, attesting to that stockholder's exempt status. Such forms can be obtained from the Depositary. See Instruction 11 of the Letter of Transmittal.

   TO PREVENT FEDERAL INCOME TAX BACKUP WITHHOLDING EQUAL TO 31% OF THE GROSS PAYMENTS MADE TO STOCKHOLDERS FOR SHARES PURCHASED PURSUANT TO THE OFFER, EACH STOCKHOLDER WHO DOES NOT OTHERWISE ESTABLISH AN EXEMPTION FROM SUCH BACKUP WITHHOLDING MUST PROVIDE THE DEPOSITARY WITH THE STOCKHOLDER'S CORRECT TAXPAYER IDENTIFICATION NUMBER AND PROVIDE CERTAIN OTHER INFORMATION

BY COMPLETING THE SUBSTITUTE FORM W-9 INCLUDED AS PART OF THE LETTER OF TRANSMITTAL.

   Withholding For Non-United States Holders. Even if a Non-United States Holder has provided the required certification to avoid backup withholding, the Depositary will withhold federal income taxes equal to 30% of the gross payments payable to a Non-United States Holder or his agent, unless the Depositary determines that a reduced rate of withholding is available pursuant to a tax treaty or that an exemption from withholding is applicable because the gross proceeds are effectively connected with the conduct of a trade or business within the United States. In order to obtain a reduced rate of withholding pursuant to a tax treaty, a Non-United States Holder must deliver to the Depositary before the payment a properly completed and executed IRS Form 1001. In order to obtain an exemption from withholding on the grounds that the gross proceeds paid pursuant to the Offer are effectively connected with the conduct of a trade or business within the United States, a Non-United States Holder must deliver to the Depositary a properly completed and executed IRS Form 4224. The Depositary will determine a stockholder's status as a Non-United States Holder and eligibility for a reduced rate of, or exemption from, withholding by reference to any outstanding certificates or statements concerning eligibility for a reduced rate of, or exemption from, withholding (e.g., IRS Form 1001 or IRS Form 4224) unless facts and circumstances indicate that such reliance is not warranted. A Non-United States Holder may be eligible to obtain a refund of all or a portion of any tax withheld if such Non-United States Holder meets those tests described in Section 13 that would characterize the exchange as a sale (as opposed to a dividend) or is otherwise able to establish that no tax or a reduced amount of tax is due.

   NON-UNITED STATES HOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF FEDERAL INCOME TAX WITHHOLDING, INCLUDING ELIGIBILITY FOR A WITHHOLDING TAX REDUCTION OR EXEMPTION, AND THE REFUND PROCEDURE.

   Guaranteed Delivery. If a stockholder desires to tender Shares pursuant to the Offer and the stockholder's certificates for the Shares are not immediately available or cannot be delivered to the Depositary prior to the Expiration Date (or the procedure for book-entry transfer cannot be completed on a timely basis), or if time will not permit all required documents to reach the Depositary prior to the Expiration Date, the Shares may nevertheless be tendered, provided that all of the following conditions are satisfied:

       (a)  the tender is made by or through an Eligible Institution;

       (b) the Depositary receives by hand, mail, overnight courier, or facsimile transmission, on or prior to the Expiration Date, a properly completed and duly executed Notice of Guaranteed Delivery substantially in the form the Company has provided with this Offer to Purchase, including (where required) a signature guarantee by an Eligible Institution in the form set forth in such Notice of Guaranteed Delivery; and

       (c) the certificates for all tendered Shares, in proper form for transfer (or confirmation of book-entry transfer of such Shares into the Depositary's account at the Book-Entry Transfer Facility (a "Book-Entry Confirmation")), together with a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile thereof) and any required signature guarantees or other documents required by the Letter of Transmittal, are received by the Depositary within three AMEX trading days after the date of receipt by the Depositary of the Notice of Guaranteed Delivery.

   Return of Tendered Shares. If any tendered Shares are not purchased, or if less than all Shares evidenced by a stockholder's certificates are tendered, certificates for unpurchased Shares will be returned as promptly as practicable after the expiration or termination of the Offer or, in the case of Shares tendered by book-entry transfer at the Book-Entry Transfer Facility, the Shares will be credited to the appropriate account maintained by the tendering stockholder at the Book-Entry Transfer Facility, in each case without expense to the stockholder.

   Options. The Company is not offering, as part of the Offer, to purchase any Options, which term, for purposes of the Offer, includes all outstanding stock options, warrants and other rights to purchase Shares, and no tender of an Option will be accepted. Holders of Options who wish to participate in the Offer must first exercise their Options and purchase Shares in accordance with the terms of such Options, and then tender the Shares pursuant to the Offer. In no event are any Options to be delivered to the Depositary in connection with a tender of Shares hereunder. An exercise of an Option cannot be revoked even if Shares received upon the exercise and tendered in the Offer are not purchased in the Offer for any reason.

   Determination of Validity; Rejection of Shares; Waiver of Defects; No Obligation to Give Notice of Defects. All questions as to the number of Shares to be accepted, the price to be paid for Shares that are accepted, and the validity, form, eligibility (including time of receipt), and acceptance for payment of any tender of Shares will be determined by the Company, in its sole discretion, and its determination shall be final and binding on all parties. The Company reserves the absolute right to reject any or all tenders of any Shares that it determines are not in proper form or the acceptance for payment of or payment for which may, in the opinion of the Company's counsel, be unlawful. The Company also reserves the absolute right to waive any of the conditions of the Offer or any defect or irregularity in any tender with respect to any particular Shares or any particular stockholder, and the Company's interpretation of the terms of the Offer will be final and binding on all parties. No tender of Shares will be deemed to have been properly made until all defects or irregularities have been cured by the tendering stockholder or waived by the Company. None of the Company, the Depositary, the Information Agent, or any other person shall be obligated to give notice of any defects or irregularities in tenders, nor shall any of them incur any liability for failure to give any such notice.

   Tendering Stockholder's Representation and Warranty; Company's Acceptance Constitutes an Agreement. A tender of Shares pursuant to any of the procedures described above will constitute the tendering stockholder's acceptance of the terms and conditions of the Offer, as well as the tendering stockholder's representation and warranty to the Company that (a) the stockholder has a net long position in the Shares or equivalent securities at least equal to the Shares tendered within the meaning of Rule 14e-4 promulgated by the Commission under the Exchange Act and (b) the tender of Shares complies with Rule 14e-4. It is a violation of Rule 14e-4 for a person, directly or indirectly, to tender Shares for that person's own account unless, at the time of tender and at the end of the period during which Shares are accepted (including any extensions thereof), the person so tendering (a) has a net long position equal to or greater than the amount of (i) Shares tendered or (ii) other securities convertible into or exchangeable or exercisable for the Shares tendered and will acquire the Shares for tender by conversion, exchange, or exercise and (b) will deliver or cause to be delivered the Shares in accordance with the terms of the Offer. Rule 14e-4 provides a similar restriction applicable to the tender or guarantee of a tender on behalf of another person. The Company's acceptance for payment of Shares tendered pursuant to the Offer will constitute a binding agreement between the tendering stockholder and the Company upon the terms and conditions of the Offer.

4. Withdrawal Rights

   Except as otherwise provided in this Section 4, tenders of Shares pursuant to the Offer are irrevocable. Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date and, unless theretofore accepted for payment by the Company pursuant to the Offer, may also be withdrawn at any time after 5:00 P.M., Eastern Time, on Monday, March 13, 2000.

   For a withdrawal to be effective, a notice of withdrawal must be in written, telegraphic, telex, or facsimile transmission form and must be received in a timely manner by the Depositary at its address set forth on the back cover of this Offer to Purchase. Any such notice of withdrawal must specify the name of the tendering stockholder, the number of Shares to be withdrawn and the name of the registered holder of such Shares. If the certificates for Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the release of such certificates, the tendering stockholder must also submit the serial numbers shown on the particular certificates for Shares to be withdrawn, and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution (except in the case of Shares tendered for the account of an Eligible Institution). If Shares have been tendered pursuant to the procedure for book-entry transfer set forth in Section 3, the notice of withdrawal also must specify the name and the number of the account at the Book-Entry Transfer

Facility to be credited with the withdrawn Shares and must otherwise comply with such Book-Entry Transfer Facility's procedures. All questions as to the form and validity (including the time of receipt) of any notice of withdrawal will be determined by the Company, in its sole discretion, which determination shall be final and binding. None of the Company, the Depositary, the Information Agent, or any other person shall be obligated to give notice of any defects or irregularities in any notice of withdrawal, nor shall any of them incur liability for failure to give any such notice.

   Withdrawals may not be rescinded, and any Shares properly withdrawn will thereafter be deemed not properly tendered for purposes of the Offer, unless the withdrawn Shares are properly retendered prior to the Expiration Date by following one of the procedures described in Section 3.

   If the Company extends the Offer, is delayed in its purchase of Shares, or is unable to purchase Shares pursuant to the Offer for any reason, then, without prejudice to the Company's rights under the Offer, the Depositary may, subject to applicable law, retain tendered Shares on behalf of the Company, and such Shares may not be withdrawn except to the extent tendering stockholders are entitled to withdrawal rights as described in this Section 4.

5.Purchase of Shares and Payment of Purchase Price

   Upon the terms and subject to the conditions of the Offer, as promptly as practicable following the Expiration Date, the Company will purchase and pay the $30.00 per share Purchase Price for all of the Shares accepted for payment and not withdrawn pursuant to the Offer. For purposes of the Offer, the Company will be deemed to have accepted for payment (and therefore purchased) Shares that are properly tendered and not properly withdrawn (subject to the proration provisions of the Offer) only when, as, and if it gives oral or written notice to the Depositary of its acceptance of the Shares for payment pursuant to the Offer.

   The Company will pay for Shares purchased pursuant to the Offer by depositing the aggregate Purchase Price therefor with the Depositary, which is also serving as agent for tendering stockholders for the purpose of receiving payment from the Company and transmitting payment to the tendering stockholders (in such capacity, the "Paying Agent").

   In the event of proration, the Company will determine the proration factor and pay for those tendered Shares accepted for payment as soon as practicable after the Expiration Date; however, the Company does not expect to be able to announce the final results of any proration and commence payment for Shares purchased until approximately seven business days after the Expiration Date. Certificates for all Shares tendered and not purchased, including all Shares not purchased due to proration, will be returned (or, in the case of Shares tendered by book-entry transfer, will be credited to the account maintained with the Book-Entry Transfer Facility by the participant therein who so delivered the Shares) to the tendering stockholder at the Company's expense as promptly as practicable after the Expiration Date or termination of the Offer without expense to the tendering stockholders. Under no circumstances will interest on the Purchase Price be paid by the Company by reason of any delay in making payment. In addition, if certain events occur, the Company may not be obligated to purchase Shares pursuant to the Offer. See Section 6.

   The Company will pay all stock transfer taxes, if any, payable on the transfer to it of Shares purchased pursuant to the Offer. If, however, payment of the Purchase Price is to be made to, or (in the circumstances permitted by the Offer) if unpurchased Shares are to be registered in the name of, any person other than the registered holder, or if tendered certificates are registered in the name of any person other than the person signing the Letter of Transmittal, the amount of all stock transfer taxes, if any (whether imposed on the registered holder or the other person), payable on account of the transfer to the person will be deducted from the Purchase Price, unless satisfactory evidence of the payment of the stock transfer taxes, or exemption therefrom, is submitted. See Instruction 7 of the Letter of Transmittal.

   ANY TENDERING STOCKHOLDER OR OTHER PAYEE WHO FAILS TO COMPLETE FULLY, SIGN, AND RETURN TO THE DEPOSITARY THE SUBSTITUTE FORM W-9 INCLUDED WITH THE LETTER OF TRANSMITTAL MAY BE SUBJECT TO REQUIRED FEDERAL INCOME TAX BACKUP WITHHOLDING OF 31% OF THE GROSS PROCEEDS PAID TO THE STOCKHOLDER OR OTHER PAYEE PURSUANT TO THE OFFER. SEE SECTION 3. ALSO SEE SECTION 3 REGARDING UNITED STATES FEDERAL INCOME TAX CONSEQUENCES FOR NON-UNITED STATES HOLDERS.

6.Certain Conditions of the Offer

   Notwithstanding any other provision of the Offer, the Company will not be required to accept for payment, purchase, or pay for any Shares tendered, and may terminate or amend the Offer or may postpone the acceptance for payment of, or the purchase of and the payment for Shares tendered, subject to Rule 13e-4(f) under the Exchange Act, if at any time on or after January 10, 2000 and prior to the Expiration Date any of the following events shall have occurred (or shall have been determined by the Company to have occurred) that, in the Company's judgment and regardless of the circumstances giving rise thereto (including any action or omission to act by the Company), makes it inadvisable to proceed with the Offer or with acceptance for payment:

      (a) there shall have been threatened, instituted, or pending any action or proceeding by any government or governmental, regulatory or administrative agency, authority, tribunal, or any other person, domestic or foreign, before any court, authority, agency, or tribunal that directly or indirectly (i) challenges the making of the Offer, the acquisition of some or all of the Shares pursuant to the Offer, or otherwise relates in any manner to the validity of the Offer, or (ii) in the Company's sole judgment, could materially and adversely affect the business, condition (financial or other), income, operations, or prospects of the Company and its subsidiaries, taken as a whole, otherwise materially impair in any way the contemplated future conduct of the business of the Company or any of its subsidiaries, or materially impair the contemplated benefits of the Offer to the Company;

      (b) there shall have been any action threatened, pending or taken, or approval withheld, or any statute, rule, regulation, judgment, order, or injunction threatened, proposed, sought, promulgated, enacted, entered, amended, enforced, or deemed to be applicable to the Offer or the Company or any of its subsidiaries, by any court or any authority, agency, or tribunal, as the case may be, that, in the Company's sole judgment, would or might directly or indirectly (i) make the acceptance for payment of, or payment for, some or all of the Shares illegal or otherwise restrict or prohibit consummation of the Offer, (ii) delay or restrict the ability of the Company, or render the Company unable, to accept for payment or pay for some or all of the Shares, (iii) materially impair the contemplated benefits of the Offer to the Company, or (iv) materially and adversely affect the business, condition (financial or other), income, operations, or prospects of the Company and its subsidiaries, taken as a whole, or otherwise materially impair in any way the contemplated future conduct of the business of the Company or any of its subsidiaries;

      (c) there shall have occurred (i) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market, (ii) the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, (iii) the commencement of a war, armed hostilities, or other international or national calamity directly or indirectly involving the United States, (iv) any limitation (whether or not mandatory) by any governmental, regulatory, or administrative agency or authority on, or any event that, in the Company's sole judgment, might affect, the extension of credit by banks or other lending institutions in the United States, (v) any significant decrease in the market price of the Shares or any change in the general political, market, economic, or financial conditions in the United States or abroad that could, in the sole judgment of the Company, have a material adverse effect on the Company's business, operations, or prospects or the trading in the Shares, (vi) in the case of any of the foregoing existing at the time of the commencement of the Offer, a material acceleration or worsening thereof, or (vii) any decline in either the Dow Jones Industrial Average or the Standard and Poor's Index of 500 Industrial Companies by an amount in excess of 10% measured from the close of business on January 7, 2000;

      (d) a tender or exchange offer for any or all of the Shares (other than the Offer), or any merger, business combination, or other similar transaction with or involving the Company or any subsidiary, shall have been proposed, announced, or made by any person;

      (e) (i) any entity, "group" (as that term is used in Section 13(d)(3) of the Exchange Act) or person shall have acquired or proposed to acquire beneficial ownership of more than 5% of the outstanding Shares (other than any such person, entity, or group who has filed a Schedule 13D or Schedule 13G with the Commission on or before January 7, 2000), (ii) any such entity, group or person who has filed a Schedule 13D or Schedule 13G with the Commission on or before January 7, 2000 shall have acquired or proposed to acquire beneficial ownership of an additional 2% or more of the outstanding Shares, or (iii) any person, entity or group shall have filed a Notification and Report Form under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, or made a public announcement reflecting an intent to acquire the Company or any of its subsidiaries or any of their respective assets or securities other than in connection with a transaction authorized by the Board of Directors of the Company;

      (f) any change or changes shall have occurred in the business, financial condition, assets, income, operations, prospects, or stock ownership of the Company or its subsidiaries that, in the Company's sole judgment, is or may be material to the Company or its subsidiaries; or

      (g) the Company determines that the consummation of the Offer and the purchase of Shares may cause the Shares to be delisted from the AMEX or to be eligible for deregistration under the Exchange Act.

   The foregoing conditions, except for condition (g), are for the sole benefit of the Company and may be asserted by the Company regardless of the circumstances (including any action or omission by the Company) giving rise to any such condition, and may be waived by the Company, in whole or in part, at any time and from time to time in its sole discretion. The Company's failure at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right, and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time. Any determination by the Company concerning the events described above will be final and binding on all parties.

7.Price Range of Shares; Dividends

   The Shares trade on the AMEX under the symbol "JWG". The following table sets forth, for the periods indicated, the quarterly high and low sales price information related to trading in the Shares (and, for the period prior to its replacement of its predecessor JWCFS as the public company on June 12, 1998, the shares of common stock of JWCFS) on the AMEX or on The Nasdaq Small-Cap Market (where such shares were previously traded prior to the listing on the AMEX on May 8, 1997). Such information has been obtained from AMEX or Nasdaq, respectively. All per share prices have been adjusted to reflect the Company's three-for-two stock split effected in the form of a 50% stock dividend on February 7, 1997.

                                                                   Sales Price
                                                                  -------------
   Year                                                            High   Low
   ----                                                           ------ ------
   1997
    First Quarter................................................ $12.50 $ 7.17
    Second Quarter...............................................  10.13   6.00
    Third Quarter................................................   8.88   7.25
    Fourth Quarter...............................................  15.88   8.38
   1998
    First Quarter................................................ $13.75 $11.38
    Second Quarter...............................................  12.75   9.88
    Third Quarter................................................  11.50   6.13
    Fourth Quarter...............................................   7.75   5.25
   1999
    First Quarter................................................ $13.75 $ 5.94
    Second Quarter...............................................  21.63  10.00
    Third Quarter................................................  19.00  13.82
    Fourth Quarter...............................................  29.75  13.25
    First Quarter (through January 7, 2000)...................... $29.75 $25.13

   On January 7, 2000, the last reported sale price of the Shares was $26.63. Stockholders are urged to obtain current market quotations for the Shares.

   The Company has not paid any cash dividends.

8.Source and Amount of Funds

   If the Company purchases the Maximum Purchase Amount pursuant to the Offer at the Purchase Price, the Company expects the aggregate cost, including all fees and expenses applicable to the Offer, to be approximately $35,100,000. The Company will fund the purchase of Shares pursuant to the Offer, and the payment of related fees and expenses, from cash available as a result of the sale of JWG Clearing. See "Background and General--Reasons for the Offer".

9.Certain Information Concerning the Company

   General. The Company is a publicly held, diversified financial services holding company engaged primarily in securities brokerage and investment banking. Its principal operating subsidiaries are JWGenesis Securities, Inc., JWGenesis Capital Markets, Inc., JWGenesis Financial Services, Inc. (formerly Corporate Securities Group, Inc.), and JWGenesis Financial Group, Inc. (formerly GSG Securities, Inc.), all of which are owned through its wholly-owned subsidiary, JWGenesis Financial, Inc. The Company operates a full-service securities brokerage and investment banking business that offers "one-stop-shopping" for its customers and clients.

   JWGenesis Securities is a New York Stock Exchange ("NYSE") member firm with branch offices in South Florida, California, Georgia, and New York. JWGenesis Securities' branches are typically owned and managed by the Company, and its brokers are "full-service" oriented and receive compensation packages that are competitive with most regional and national wire-house brokerage firms. JWGenesis Capital Markets is a New York-based firm that specializes in investment banking services. JWGenesis Financial Services, Inc., a National Association of Securities Dealers, Inc. ("NASD") member firm, is a general securities broker dealer that offers a full array of investment products and services to a variety of clients through a national network of independently owned offices. JWGenesis Financial Services, Inc.'s offices vary in size from one investment professional to many. JWGenesis Financial Group, Inc., also a NASD member firm, is a general securities broker dealer that offers a full array of investment products and services primarily through its branch offices located in Colorado, California, Florida, and Illinois. JWGenesis Financial Group, Inc. brokers are "full service" oriented and receive compensation packages that are competitive with most similarly situated firms. Another of the Company's subsidiaries, DMG Securities, Inc., also is engaged in the securities brokerage business.

   The Company's activities generate revenue primarily in the form of commission and fee income, market making and principal transactions revenues, and interest income. The Company also derives revenue from corporate finance and other capital markets transactions, insurance brokerage services, and consulting services.

   While incorporated as a Florida corporation in January 1998, the Company is the successor-in-interest--by virtue of a statutory share exchange (which is similar to a merger) on June 12, 1998--to the business and operations of JWGenesis Financial, Inc., then known as JW Charles Financial Services, Inc. JWCFS had been incorporated as a Florida corporation in December 1983. As a result of earlier acquisitions by JWCFS, a significant segment of the Company's business encompasses operations that date back to 1973.

   Financial Information. Certain selected historical and pro forma financial information for the Company, as excerpted or derived from financial information presented in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1998, or in its Quarterly Report on Form 10-Q for the nine months ended September 30, 1999, is set forth in the "Summary" section of this Offer to Purchase. Such information is qualified in its entirety by reference to such Forms 10-K and 10-Q, and the other documents, financial information, and related notes contained therein, which have been filed with the Commission and are hereby incorporated by reference. Such reports and other documents may be obtained from the Commission in the manner set forth above under "Background and General--Additional Information".

   Certain Recent Developments. Set forth below are certain recent developments affecting the Company's business and prospects:

      (a) mvp.com. In August 1999, the Company and John Elway announced their formation of mvp.com, initially as a 50/50 joint venture between them, to establish an Internet business. In November and December 1999, the Company and Mr. Elway entered into a series of transactions, led by Benchmark Capital Partners III, L.P. ("Benchmark Capital"), which resulted in the formation of a new entity ("New MVP") that acquired the name MVP.com and included the addition of several new participants in the venture. These new participants included Benchmark Capital, Freeman Spogli & Co., Michael Jordan, Wayne Gretzky, Galyan's Trading Company, Sportsline.com, Inc., CBS Corporation, and John Costello, New MVP's Chief Executive Officer. The Company will receive, for an aggregate investment of approximately $3 million, shares of preferred stock in New MVP which, allowing for the issuance of shares reserved for future use to recruit additional sponsoring athletes and management team members, will be convertible into approximately 5% of New MVP's common stock.

     As part of the above transactions, New MVP raised over $65 million from Benchmark Capital, Freeman Spogli & Co., and others. New MVP is establishing an alliance with CBS Corporation that will provide $85 million in advertising, promotion, and other consideration over a period of four years, in exchange for an equity stake in New MVP; and New MVP will acquire and operate the online retail business of SportsLine.com, publisher of CBS SportsLine. The companies have entered into an exclusive, 10-year, $120 million marketing arrangement, and SportsLine.com will have an equity interest in New MVP. The agreements with CBS and SportsLine.com are subject to, among other things, the negotiation and execution of a definitive agreement and their receipt of requisite corporate and regulatory approvals.

     In the future, the Company may consider and effect a transaction that could result in the Company's distribution, directly or indirectly, of some or all of its shares of stock in New MVP to the Company's stockholders. If, subsequent to consummation of the Offer, the Company determines to make such a distribution, the distribution would be made pro rata to stockholders based on their ownership of Shares at that time. Accordingly, a stockholder's acceptance of this Offer and tender of Shares that results in a reduction of the stockholder's percentage ownership of Shares relative to other stockholders in the future would reduce such stockholder's participation in any such possible future distribution. The Company has considered such a possible distribution in the past, but does not presently intend to make any distribution of its shares in New MVP. A variety of factors would affect any future consideration of that possibility, including contractual restrictions on transfers by the Company of its New MVP stock to non-affiliates and market conditions affecting the prospects of New MVP as well as the market for the Company's Shares.

      (b) Corporate Spokesman Arrangement with John Elway. In August 1999, the Company also announced that Mr. Elway had entered into a five-year employment agreement to serve as a corporate spokesman for its financial services business. Mr. Elway's compensation for such services consists entirely of options to purchase 500,000 Shares, at a price of $13.40 per share, which was the market price of the common stock when Mr. Elway indicated his intent to negotiate a binding agreement. (Mr. Elway subsequently assigned 50,000 of those options to other parties.) In addition to requiring personal appearances by Mr. Elway at certain of the Company's functions and promotional events, Mr. Elway's employment agreement contains non-competition provisions and grants the Company a non-exclusive license to use Mr. Elway's name, image, and likeness for promotional purposes. The license expires on July 15, 2004, or, if Mr. Elway earlier terminates the employment agreement for cause, then six months thereafter.

      (c) The JWG Clearing Sale. As discussed earlier, on June 1, 1999, the Company consummated a Stock Purchase Agreement with Fiserv, Inc. ("Fiserv") and its wholly owned subsidiary Fiserv Clearing, Inc. ("Fiserv Clearing") for the sale of the Company's operating subsidiary JWGenesis Clearing Corp. ("JWG Clearing") to Fiserv Clearing for approximately $59 million in cash. See "Background and General--Reasons for the Offer". In connection with the sale, (i) the Company entered into a Transition Services Agreement, pursuant to which it is continuing to provide certain assistance and services to JWG Clearing and Fiserv Clearing, and is permitting JWG Clearing and Fiserv Clearing to use certain of its facilities during a transition period for a monthly fee approximating its costs; (ii) the Company agreed not to compete for ten years in the securities clearing and execution business and not to solicit personnel of JWG Clearing or Fiserv and its affiliates; and (iii) the Company agreed, subject to certain limitations and exclusions (primarily related to its independent contractor registered representatives, possible future acquisitions, and a one-year phase-in period), to use and cause its subsidiaries and affiliates to use the clearing services of designated Fiserv affiliates for at least 90% of their securities brokerage transactions, and, in the case of its independent contractor registered representatives, to impose a surcharge on certain such transactions that are not cleared through a Fiserv affiliate, during the 10-year period following the sale. The Company has the right, however, to be released from the above obligations to use Fiserv affiliates or to impose a surcharge by repaying to Fiserv a portion of the sales price based on a prescribed formula that takes into account the price paid in the sale and the amount of clearing services business then being generated by the Company or its affiliate seeking the release.

     As a result of the sale and the above agreements, the Company ceased providing clearing services, both to third party correspondents (such as broker dealers, banks, and other financial institutions) and for its own securities brokerage transactions. Detailed information about the sale of JWG Clearing, including pro forma financial information that gives effect to that transaction, is included in the Company's Current Reports on Form 8-K and Form 8-K/A, each dated June 1, 1999, filed with the Commission on June 15, 1999 and August 13, 1999, respectively. See "Background and General--Additional Information".

10.Interest of Directors and Officers; Transactions and Arrangements Concerning Shares

   As of January 7, 2000, the Company had 6,266,095 issued and outstanding Shares, and there were 1,688,462 Shares covered by Immediately Exercisable Options with a weighted average exercise price of $12.61. The 1,166,667

Shares that the Company is offering to purchase represents approximately 18.6% of the Shares outstanding on January 7, 2000 (approximately 14.7% assuming exercise of all Immediately Exercisable Options).

   As of January 7, 2000, the Company's directors and executive officers as a group (six persons) beneficially owned an aggregate of 1,696,627 Shares, representing approximately 27.2% of the outstanding Shares, assuming no exercise by such persons of their Immediately Exercisable Options. Such persons also hold, as of January 7, 2000, an aggregate of 23,436 Immediately Exercisable Options, any or all of which could be exercised, and the underlying Shares tendered, in connection with the Offer. Each of the Company's executive officers and directors who owns Shares has advised the Company that he intends to tender Shares pursuant to the Offer by using the Formulaic Number approach, which would result in each such person selling between 14.7% and 18.6% of his holdings (depending solely on whether other persons exercise outstanding options before the Expiration Date of the Offer and tender some or all of those resulting outstanding shares in the Offer).

   On December 21, 1999, Marshall T. Leeds, the Chairman of the Board and Chief Executive Officer of the Company, acquired 150,000 Shares through the exercise of previously outstanding options. The purchase price for such Shares was paid by Mr. Leeds on a cashless basis through his delivery to the Company of 40,704 previously owned Shares, resulting in a net addition of 109,296 Shares. The average exercise price per Share for the transaction was $6.78. On December 21, 1999, Joel E. Marks, the Company's Vice Chairman and Chief Operating Officer, acquired 52,500 Shares through the exercise of previously outstanding options. The purchase price for such Shares was paid by Mr. Marks on a cashless basis through his delivery to the Company of 14,247 previously owned Shares, resulting in a net addition of 38,253 Shares. The average exercise price per Share for the transaction was $6.78. On December 21, 1999, Gregg S. Glaser, the Company's Chief Financial Officer, acquired 20,000 Shares through the exercise of previously outstanding options. The purchase price for such Shares was paid by Mr. Glaser on a cashless basis through his delivery to the Company of 8,400 previously owned Shares, resulting in a net addition of 11,600 Shares. The average exercise price per Share for the transaction was $10.50.

   In addition, in January 2000, Mr. Glaser purchased 370 Shares through the Company's Employee Stock Purchase Plan, and Jeffrey Lehman, a member of the Company's Board of Directors, purchased 285 Shares under such plan. All such shares were acquired at a purchase price of $13.39 per share.

   Based on the Company's records and on information provided to the Company by its directors, executive officers, and subsidiaries, other than the foregoing transactions, neither the Company, nor any associate or subsidiary of the Company nor, to the best of the Company's knowledge, any of the directors or executive officers of the Company or any of its subsidiaries, nor any associates or subsidiaries of any of the foregoing, has effected any transactions involving the Shares during the 40 business days prior to the date hereof.

   Except as otherwise described herein, neither the Company nor, to the best of the Company's knowledge, any of its affiliates, directors, or executive officers, is a party to any contract, arrangement, understanding, or relationship with any other person relating, directly or indirectly, to the Offer or with respect to any securities of the Company, including, but not limited to, any contract, arrangement, understanding, or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss, or the giving or withholding of proxies, consents, or authorizations.

11.Effects of the Offer on the Market for Shares; Exchange Act Registration

   The Company's purchase of Shares pursuant to the Offer will reduce the number of Shares that might otherwise be traded publicly and may reduce the number of stockholders. Nonetheless, the Company anticipates that there will be a sufficient number of Shares outstanding and publicly traded following consummation of the Offer to ensure a continued trading market for the Shares. Based upon published guidelines of the AMEX, the Company does not believe that its purchase of Shares pursuant to the Offer will cause the Company's remaining Shares to be delisted from that exchange. Moreover, the Company will not consummate the Offer and purchase Shares if such delisting will result therefrom.

   The Shares are registered under the Exchange Act, which requires, among other things, that the Company furnish certain information to its stockholders and the Commission and comply with the Commission's proxy rules in connection with meetings of the Company's stockholders. The Company believes that its purchase of Shares pursuant to the Offer will not result in the Shares becoming eligible for deregistration under the Exchange Act; in any event, the Company will not seek any such deregistration as a result of the Offer.

   The Shares are currently "margin securities" under the rules of the Federal Reserve Board. This has the effect, among other things, of allowing brokers to extend credit to their customers using such Shares as collateral. The Company believes that, following the purchase of Shares pursuant to the Offer, the Shares will continue to be "margin securities" for purposes of the Federal Reserve Board's margin regulations.

12.Certain Legal Matters; Regulatory Approvals

   The Company is not aware of any license or regulatory permit that appears to be material to the Company's business that might be adversely affected by the Company's acquisition of Shares as contemplated herein, or of any approval or other action by any government or governmental, administrative, or regulatory authority or agency, domestic or foreign, that would be required for the acquisition or ownership of Shares by the Company as contemplated herein. Should any such approval or other action be required, the Company presently contemplates that such approval or other action will be sought. The Company is unable to predict whether it might become required to delay the acceptance for payment of or payment for Shares tendered pursuant to the Offer pending the outcome of any such matter. There can be no assurance that any such approval or other action, if needed, would be obtained or can be taken or would be obtained or taken without substantial conditions, or that the failure to obtain any such approval or other action might not result in adverse consequences to the Company's business. The Company's obligations under the Offer to accept for payment and pay for Shares is subject to certain conditions. See Section 6.

13.Certain Federal Income Tax Consequences

   The following summary describes the principal federal income tax consequences to United States Holders (as defined below) of the sale of Shares tendered pursuant to the Offer. Those stockholders who do not tender Shares in the Offer should not incur any federal income tax liability as a result of the Offer. This summary is based upon the Internal Revenue Code of 1986, as amended to the date hereof (the "Code"), existing and proposed United States Treasury Regulations promulgated thereunder, published rulings, administrative pronouncements, and judicial decisions, changes to which could affect the tax consequences described herein (possibly on a retroactive basis).

   This summary addresses only Shares held as capital assets within the meaning of Section 1221 of the Code. It does not address all of the tax consequences that might be relevant to particular stockholders in light of their personal circumstances, or to certain types of stockholders (such as certain financial institutions, dealers or traders in securities or commodities, insurance companies, "S" corporations, expatriates, tax-exempt organizations, Non-United States Holders (as defined below), persons who are subject to alternative minimum tax, or persons who hold Shares as a position in a "straddle" or as part of a "hedging" or "conversion" transaction or that have a functional currency other than the United States dollar). This summary might not be applicable with respect to Shares acquired as compensation (including Shares acquired upon the exercise of stock options or which were or are subject to forfeiture restrictions). This summary also does not address the state, local or foreign tax consequences of participating in the Offer. Each holder of Shares should consult such holder's tax advisor as to the particular consequences to such holder of participation in the Offer.

   A "United States Holder" is a holder of Shares that for United States federal income tax purposes is (a) a citizen or resident of the United States,
(b) a corporation or partnership created or organized in or under the laws of the United States or any State or division thereof (including the District of Columbia), (c) an estate, the income of which is subject to United States federal income taxation regardless of its source, or (d) a trust (i) the administration over which a United States court can exercise primary supervision and (ii) all of the substantial decisions of which one or more United States persons have the authority to control, and certain other trusts considered United States Holders for federal income tax purposes. A "Non-United States Holder" is a holder of Shares other than a United States Holder.

   An exchange of Shares for cash pursuant to the Offer will be a taxable event. A United States Holder participating in the exchange will be treated either as having sold Shares or as having received a dividend distribution from the Company.

   Non-Corporate Holders. In the case of any United States Holder that is a not a corporation for United States federal income tax purposes, the cash received should qualify as a "partial liquidation" under Code section 302(b)(4), and the exchange treated as a sale of the Shares exchanged. Accordingly, such a United States Holder would recognize gain or loss equal to the difference between the amount of cash received and such holder's tax basis in the Shares exchanged therefor. Any such gain or loss will be capital gain or loss. In the case of the United States Holder that is an individual, estate, or trust, the maximum tax rate for such gain will be lower if the United States Holder's holding period exceeds one year. Limitations apply to the deductibility of capital losses by corporate and non-corporate United States Holders.

   Corporate Holders. The partial liquidation characterization does not apply to the sale of Shares by a corporate United States Holder. Therefore, a corporate United States Holder's exchange of Shares for cash pursuant to the Offer will be treated as a dividend to the extent of the Company's current or accumulated earnings and profits as determined under Federal income tax principles, unless the exchange (a) results in a "complete termination" of such holder's stock interest in the Company under section 302(b)(3) of the Code, (b) is a "substantially disproportionate" redemption with respect to such holder under section 302(b)(2) of the Code, or (c) is "not essentially equivalent to a dividend" with respect to such holder under section 302(b)(1) of the Code. In determining whether any of these tests have been met, a corporate United States Holder must take into account not only Shares it actually owns, but also Shares it constructively owns within the meaning of section 318 of the Code. The applicable standards for these tests may be summarized as follows:

      (a) "Complete Termination" Test--An exchange of Shares by a corporate United States Holder for cash will be a "complete termination" if either
  (i) the holder owns no Shares in the Company either actually or constructively immediately after the Shares are surrendered pursuant to the Offer, or (ii) the holder actually owns no Shares in the Company immediately after the surrender of Shares pursuant to the Offer and, with respect to Shares constructively owned by the holder immediately after the Offer, the holder is eligible to waive (and effectively waives) constructive ownership of all such Shares under procedures described in
  Section 302(c) of the Code.

      (b) "Substantially Disproportionate" Test--An exchange of Shares for cash will be "substantially disproportionate" with respect to a United States Holder if the percentage of the then outstanding Shares actually and constructively owned by such holder immediately after the exchange is less than 80% of the percentage of the Shares actually and constructively owned by such holder immediately before the exchange.

      (c) "Not Essentially Equivalent" Test--A corporate United States Holder will satisfy the "not essentially equivalent to a dividend" test if the reduction in such holder's proportionate interest in the Company constitutes a "meaningful reduction" given such holder's particular facts and circumstances. The IRS has indicated in published rulings that any reduction in the percentage interest of a corporate United States Holder
  (i) whose relative stock interest in a publicly held corporation is minimal and (ii) who exercises no control over corporate affairs, should constitute such a "meaningful reduction."

   If an exchange of Shares for cash by a corporate United States Holder pursuant to the Offer is not treated as a distribution taxable as a dividend as a result of meeting one of the above tests, such holder will recognize capital gain or loss equal to the difference between the amount of cash received and such holder's adjusted tax basis in the Shares tendered to and accepted by the Company. Such gain or loss would be long-term capital gain or loss if the holding period for the Shares exceeded one year. Limitations apply to the deductibility of capital losses by corporate United States Holders.

   If a sale of Shares by a corporate United States Holder as a result of a tender pursuant to the Offer is treated as a dividend, the corporate United States Holder might be entitled to claim a deduction equal to 70% of the dividend under Section 243 of the Code, subject to applicable limitations. However, corporate United States Holders should consider the effect of Section 246(c) of the Code, which disallows the 70% dividends received deduction with respect to stock that is held for 45 days or less. For this purpose, the length of time a taxpayer is deemed to have held stock might be reduced by periods during which the taxpayer's risk of loss with respect the stock is diminished by reason of the existence of certain options or other transactions. Moreover, under Section 246A of the Code, if a corporate United States Holder has incurred indebtedness directly attributable to an investment in Shares, the 70% dividends-received deduction might be reduced. In addition, amounts received by a corporate United States Holder pursuant to the Offer that are treated as a dividend might constitute an "extraordinary dividend" under Section 1059 of the Code. The "extraordinary dividend" rules of the Code are highly complicated. Accordingly, any corporate United States Holder that might have a dividend as a result of the tender and sale of Shares pursuant to the Offer should review the "extraordinary dividend" rules to determine the applicability and impact of such rules to it.

   Non-United States Holders. See Section 3 with respect to the application of United States federal income tax withholding to payments made to Non-United States Holders and the backup withholding tax requirements.

   The tax discussion set forth above is included for general information only. Each stockholder is urged to consult such holder's own tax advisor to determine the particular tax consequences to such holder of the Offer, including the applicability and effect of state, local, and foreign tax laws.

14.Extension of the Offer; Termination; Amendment

   The Company expressly reserves the right, in its sole discretion, at any time and from time to time, and regardless of whether or not any of the events set forth in Section 6 shall have occurred or shall be deemed by the Company to have occurred, to extend the period of time during which the Offer is open, and thereby delay acceptance for payment of, and payment for, any Shares by giving oral or written notice of such extension to the Depositary and making a public announcement thereof. The Company also expressly reserves the right, in its sole discretion, to terminate the Offer and not accept for payment or pay for any Shares not theretofore accepted for payment or paid for or, subject to applicable law, to postpone payment for Shares upon the occurrence of any of the conditions specified in Section 6 hereof by giving oral or written notice of such termination or postponement to the Depositary and making a public announcement thereof. The Company's reservation of the right to delay payment for Shares that it has accepted for payment is limited by Rule 13e-4(f)(5) under the Exchange Act, which requires that the Company pay the consideration offered or return the Shares tendered promptly after termination or withdrawal of the Offer.

   Subject to compliance with applicable law, the Company further reserves the right, in its sole discretion, and regardless of whether any of the events set forth in Section 6 shall have occurred or shall be deemed by the Company to have occurred, to amend the Offer in any respect (including, without limitation, by decreasing or increasing the consideration offered in the Offer to holders of Shares or by decreasing or increasing the number of Shares being sought in the Offer). Amendments to the Offer may be made at any time and from time to time effected by public announcement thereof, such announcement, in the case of an extension, to be issued no later than 9:00 a.m., Eastern Time, on the next business day after the last previously scheduled or announced Expiration Date. Any public announcement made pursuant to the Offer will be disseminated promptly to stockholders in a manner reasonably designed to inform stockholders of such change. Without limiting the manner in which the Company may choose to make a public announcement, except as required by applicable law, the Company shall have no obligation to publish, advertise, or otherwise communicate any such public announcement other than by making a release to the Dow Jones News Service.

   If the Company materially changes the terms of the Offer or the information concerning the Offer, or if it waives a material condition of the Offer, the Company will extend the Offer to the extent required by Rules 13e-4(d)(2) and 13e-4(e)(2) promulgated under the Exchange Act. These rules provide that the minimum period during which an offer must remain open following material changes in the terms of the Offer or information concerning the Offer (other than a change in price or a change in percentage of securities sought) will depend on the facts and circumstances, including the relative materiality of such terms or information. If (a) the Company increases or decreases the price to be paid for Shares, or increases or decreases the number of Shares being sought in the Offer, and (b) the Offer is scheduled to expire at any time earlier than the expiration of a period ending on the tenth business day from and including the date that such notice of an increase or decrease is first published, sent, or given in the manner specified in this Section 14, then the Offer will be extended until the expiration of such period of ten business days. For the purposes of the Offer, a "business day" means any day other than a Saturday, Sunday, or Federal holiday and consists of the time period from 12:01 A.M. through 12:00 Midnight, Eastern Time.

15.Fees and Expenses

   The Company has retained American Stock Transfer & Trust Co. to act as Information Agent and as Depositary and Paying Agent in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone, telegraph, and personal interviews, and may request brokers, dealers, and other nominee stockholders to forward materials relating to the Offer to beneficial owners. For its services in these roles, American Stock Transfer & Trust Co. will receive reasonable and customary compensation, will be reimbursed by the Company for certain reasonable out-of-pocket expenses, and will be indemnified against certain liabilities in connection with the Offer, including certain liabilities under the federal securities laws.

   No fees or commissions will be payable by the Company to brokers, dealers, or other persons (other than fees to the Information Agent and the Depositary as described above) for soliciting tenders of Shares pursuant to the Offer. Stockholders holding Shares through brokers or banks are urged to consult the brokers or banks to determine whether transaction costs are applicable if stockholders tender Shares through such brokers or banks and not directly to the Depositary. However, the Company, upon request, will reimburse brokers, dealers, and commercial banks or trust companies for customary mailing and handling expenses incurred by them in forwarding this Offer to Purchase, the Letter of Transmittal, and related materials to the beneficial owners of Shares held by them as a nominee or in a fiduciary capacity. No such broker, dealer, commercial bank, or trust company has been authorized to act as the agent of the Company, the Information Agent, or the Depositary for purposes of the Offer. The Company will pay or cause to be paid all stock transfer taxes, if any, on its purchase of Shares, except as otherwise provided above in Section 5 or in Instruction 7 in the Letter of Transmittal.

16.Miscellaneous

   The Company is not aware of any jurisdiction where the making of the Offer is not in compliance with applicable law. If the Company becomes aware of any jurisdiction where the making of the Offer or the acceptance of Shares pursuant thereto is not in compliance with any valid applicable law, the Company will make a good faith effort to comply with the applicable law. If, after such good faith effort, the Company cannot comply with the applicable law, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of Shares in such jurisdiction.

   Pursuant to Rule 13e-4 of the Exchange Act, the Company has filed with the Commission a Schedule 13E-4 that contains additional information with respect to the Offer. Such Schedule 13E-4, including the exhibits and any amendments thereto, may be examined, and copies may be obtained, at the same places and in the same manner as is set forth in "Background and General--Additional Information" with respect to information concerning the Company.

                                              JWGENESIS FINANCIAL CORP.

January 10, 2000

                           JWGenesis Financial Corp.

   Manually signed facsimile copies of the Letter of Transmittal will be accepted. The Letter of Transmittal and certificates for Shares and any other required documents should be sent or delivered by each stockholder or such stockholder's broker, dealer, commercial bank, trust company, or nominee to the Depositary at one of its addresses set forth below.

                        The Depositary and Paying Agent
                           and the Information Agent
                               for the Offer is:

                      AMERICAN STOCK TRANSFER & TRUST CO.

        By Mail:              By Hand Delivery:      By Overnight Delivery:
     40 Wall Street             40 Wall Street           40 Wall Street
 New York, New York 10005  New York, New York 10005 New York, New York 10005
   Attn: Herbert Lemmer      Attn: Herbert Lemmer     Attn: Herbert Lemmer

                            Facsimile Transmission:

                                (718) 331-1852
                       (FOR ELIGIBLE INSTITUTIONS ONLY)


                  Confirm Receipt of Facsimile by Telephone:

                                (718) 921-8200


   Any questions or requests for assistance or additional copies of the Offer to Purchase, the Letter of Transmittal, or the Notice of Guaranteed Delivery may be directed to the Information Agent at the telephone numbers and addresses set forth above. Stockholders may also contact their broker, dealer, commercial bank, trust company, or nominee for assistance concerning the Offer. To confirm delivery of Shares, stockholders are directed to contact the Depositary.